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                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                                                                    May 28, 2008

Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

                           Re: Van Kampen Trust -
                           Post-Effective Amendment No. 60 to the
                           Registration Statement on Form N-1A
                           (the "Registration Statement")
                           (File Nos. 033-4410 and 811-4629)

Dear Mr. Greene:

                  Thank you for your telephonic comments regarding Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A for Van Kampen Trust (the "Registrant"), on behalf of its series, Van Kampen Inflation-Linked Fixed Income Fund (the "Fund"), filed with the Securities and Exchange Commission (the "Commission") on March 14, 2008 pursuant to Rule 485(a) of the of the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act") (the "General Rules and Regulations"). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 61 to the Fund's Registration Statement on Form N-1A, which will be filed pursuant to Rule 485(b) of the General Rules and Regulations via EDGAR on or about May 28, 2008.

COMMENTS TO THE PROSPECTUS:

COMMENT 1         PLEASE CONFIRM THAT THE REGISTRANT FILED REPORTS WITH RESPECT
                  TO THE FIDELITY BOND COVERAGE REQUIRED BY RULE 17G-1 UNDER THE
                  1940 ACT FOR 2005.

Response 1        According to the Registrant's records, the Registrant filed with the Commission a paper version of its fidelity bond for 2005.

COMMENT 2         IN THE SECOND PARAGRAPH ON THE OUTSIDE FRONT COVER OF THE
                  PROSPECTUS, THE REFERENCE TO "ANY STATE REGULATOR" IN THE RULE
                  481 STATEMENT MAY BE DELETED IF THE FUND SO DESIRES.

Response 2        The Fund acknowledges the comment and opts to include the
                  reference.


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COMMENT 3         IN THE LAST SENTENCE OF THE FIRST PARAGRAPH IN THE
                  "RISK/RETURN SUMMARY -- PRINCIPAL INVESTMENT STRATEGIES" SECTION, IT STATES "[T]HE FUND SEEKS TO MAINTAIN AN AVERAGE PORTFOLIO DURATION THAT IS WITHIN THREE YEARS (PLUS OR MINUS) OF THE EFFECTIVE DURATION OF THE LEHMAN BROTHERS U.S. TIPS
                  INDEX....". PLEASE DEFINE THE TERM "DURATION" AT AN
                  APPROPRIATE LOCATION.

Response 3        The Fund notes that the term "duration" is currently described in the "Investment Objective, Principal Investment Strategies and Risks -- Principal Investment Strategies and Risks"
                  section in a specially grayed out box with the title
                  "Understanding Duration" in bold face type. Therefore, the Fund does not believe that additional disclosure is necessary.

COMMENT 4         IN THE THIRD SENTENCE OF THE FIRST PARAGRAPH IN THE
                  "RISK/RETURN SUMMARY -- PRINCIPAL INVESTMENT STRATEGIES"
                  SECTION, IT STATES "[T]HE PRINCIPAL OR INTEREST COMPONENTS OF
                  AN INFLATION-LINKED SECURITY ARE ADJUSTED PERIODICALLY
                  ACCORDING TO THE GENERAL MOVEMENTS OF INFLATION IN THE COUNTRY
                  OF ISSUE AS MEASURED BY A DESIGNATED INFLATION INDEX." AS THE
                  DISCLOSURE STATES THAT THERE IS AN ADJUSTMENT FEATURE TO THESE
                  SECURITIES, PLEASE SUPPLEMENTALLY EXPLAIN WHETHER THE FUND
                  CONSIDERS INFLATION-LINKED SECURITIES TO BE DERIVATIVE
                  INSTRUMENTS.

Response 4        The Fund does not consider inflation-linked fixed income
                  securities to be derivative instruments.

COMMENT 5         IF APPLICABLE, IN THE "INVESTMENT OBJECTIVES, PRINCIPAL
                  INVESTMENT STRATEGIES AND RISKS - RISKS OF INVESTING IN
                  SECURITIES OF FOREIGN ISSUERS" SECTION, PLEASE ADD DISCLOSURE
                  REGARDING THE RISKS OF INVESTING IN EMERGING MARKET COUNTRIES.

Response 5        The Fund notes that such disclosure is currently in the fifth paragraph of the section referenced and thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 6         IF THE FUND INTENDS TO INVEST IN ANY SECURITIES THAT MAY GIVE
                  THE FUND EXPOSURE TO SUBPRIME MORTGAGES, PLEASE ADD RELEVANT
                  RISK DISCLOSURE.

Response 6        The Fund notes that such disclosure is currently in the sixth paragraph of the "Investment Objective, Principal Investment
                  Strategies and Risks -- Other Types of Fixed Income Securities
                  -- Mortgage-Related or Mortgage-Backed Securities" section and thus, the Fund does not believe that additional disclosure is necessary.

COMMENT 7         IN THE "RISK/RETURN SUMMARY -- PRINCIPAL INVESTMENT RISKS --
                  INFLATION-LINKED FIXED INCOME SECURITIES" SECTION, THE FIRST
                  SENTENCE IS MORE OF A DESCRIPTION OF INFLATION-LINKED FIXED
                  INCOME SECURITIES, RATHER THAN A RISK AND SHOULD BE MOVED TO
                  AN APPROPRIATE LOCATION IN THE PROSPECTUS.

Response 7        The Fund believes that, while the sentence referenced may be more descriptive than risk related, it provides the necessary lead in for the risk disclosure which


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                  follows it. The Fund notes that the descriptive disclosure is similarly disclosed elsewhere in the prospectus as well, and thus, prefers to retain such disclosure in the current location.

COMMENT 8         PLEASE REVISE THE SECTION ENTITLED "FEES AND EXPENSES OF THE
                  FUND" SO THAT THE FOOTNOTES APPEAR AFTER THE "EXAMPLE."

Response 8        The Fund respectfully submits that its disclosure under "Fees and Expenses of the Fund," as currently presented, complies with the requirements of Item 3 of Form N-1A. Specifically, the Fund believes that moving the footnotes to the Fee and Expense table to after the Example and accompanying text would hinder shareholders' ability to comprehend the information presented in the Fee and Expense table.

COMMENT 9         IN THE "FEES AND EXPENSES OF THE FUND" SECTION, PLEASE
                  SUPPLEMENTALLY VERIFY THAT THE "TOTAL ANNUAL FUND OPERATING
                  EXPENSES" LINE ITEM IN THE "ANNUAL FUND OPERATING EXPENSES"
                  TABLE SHOWS GROSS FEES.

Response 9        The Fund verifies that the fees shown in the "Total annual fund operating expenses" line item in the "Annual Fund
                  Operating Expenses" table are gross fees.

COMMENT 10        IN THE FIRST PARAGRAPH IN THE "INVESTMENT OBJECTIVE, PRINCIPAL
                  INVESTMENT STRATEGIES AND RISKS - PRINCIPAL INVESTMENT
                  STRATEGIES AND RISKS" SECTION, IT STATES "[T]HE PRINCIPAL OR
                  INTEREST COMPONENTS OF AN INFLATION-LINKED SECURITY ARE
                  ADJUSTED PERIODICALLY ACCORDING TO GENERAL MOVEMENTS OF
                  INFLATION IN THE COUNTRY OF ISSUE." PLEASE SUPPLEMENTALLY
                  EXPLAIN THE MECHANICS OF HOW THIS WORKS.

Response 10       The Fund believes that the following disclosure currently in the second paragraph in the "Investment Objective, Investment
                  Strategies and Risks -- Inflation-Linked Fixed Income
                  Securities" section of the Statement of Additional Information explains the mechanics of how an inflation-lined fixed income security works:

                           Inflation-linked fixed income securities issued by the U.S. Treasury have maturities of five, ten or thirty years, although it is possible that securities with other maturities will be issued in the future. The U.S. Treasury securities pay interest on a semi-annual basis, equal to a fixed percentage of the inflation-adjusted principal amount. For example, if the Fund purchased an inflation-indexed bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semi-annually), and inflation over the first six months were 1%, the mid-year par value of the bond would be $1,010 and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5%). If inflation during the second half of the year resulted in the whole years' inflation equaling 3%, the end-of-year par value of the bond would be $1,030 and the second semi-annual interest payment would be $15.45 ($1,030 times 1.5%).


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COMMENT 11        IN THE FOURTH PARAGRAPH IN THE "INVESTMENT OBJECTIVE,
                  PRINCIPAL INVESTMENT STRATEGIES AND RISKS - PRINCIPAL INVESTMENT STRATEGIES AND RISKS" SECTION, IT STATES "[T]O THE EXTENT THAT THE FUND USES STRUCTURED PRODUCTS OR OTHER DERIVATIVE INSTRUMENTS (COLLECTIVELY REFERRED TO IN THIS PROSPECTUS AS STRATEGIC TRANSACTIONS) THAT PROVIDE INFLATION-LINKED FIXED INCOME INVESTMENT EXPOSURE OR TIPS INVESTMENT EXPOSURE, SUCH INVESTMENTS ARE COUNTED FOR PURPOSES OF THE RESPECTIVE 80% AND 65% POLICIES DESCRIBED ABOVE." PLEASE SUPPLEMENTALLY EXPLAIN WHETHER THE FUND COULD BE INVESTED 100% IN THE DERIVATIVE INSTRUMENTS REFERENCED.

Response 11       The Fund could be invested 100% in structured products or
                  other derivative instruments that provide inflation-linked fixed income investment exposure or TIPS investment exposure, although the Fund does not currently expect that all of its exposure to inflation-linked fixed income securities and TIPS will be through such instruments.

COMMENT 12        IN THE "INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES
                  AND RISKS -- WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS"
                  SECTION, PLEASE ADD DISCLOSURE REGARDING THE FUND'S
                  SEGREGATION OF CASH AND/OR LIQUID SECURITIES.

Response 12       The Fund notes that the requested disclosure is currently in the second paragraph in the "Investment Objective, Investment
                  Strategies and Risks -- Forward Commitments" section of the
                  Statement of Additional Information. The Fund believes that this is the appropriate location for such disclosure and does not believe that additional disclosure is necessary.

COMMENT 13        IN THE THIRD SENTENCE OF THE SECTION ENTITLED "INVESTMENT
                  OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS -- OTHER
                  INVESTMENTS AND RISK FACTORS -- TEMPORARY DEFENSIVE STRATEGY,"
                  PLEASE REVISE THE DISCLOSURE TO STATE THAT SUCH DEFENSIVE
                  POSITIONS ARE INCONSISTENT WITH THE FUND'S PRINCIPAL
                  INVESTMENT STRATEGIES, AS REQUIRED BY INSTRUCTION 6 OF ITEM
                  4(b) OF FORM N-1A.

Response 13       The Fund respectfully submits that the last sentence of this section addresses Instruction 6 as it states, "In taking such a defensive position, the Fund would temporarily not be pursuing and may not achieve its investment objective." In addition, the Fund believes that adding the disclosure as requested would make the statements therein untrue. The Fund's investment objective is to "maximize real return," which means
                  "total return adjusted to reflect the estimated costs of inflation." "Total return" includes both income and capital gains. Therefore, since one component of the Fund's investment objective is to seek income, making a statement that temporarily investing in securities issued by the U.S.
                  government, its agencies or instrumentalities, prime commercial paper, certificates of deposit, bankers' acceptances and other obligations of domestic banks and repurchase agreements (i.e., investments that primarily produce income) is inconsistent with the Fund's investment objective is just untrue. In fact, the Fund believes that making such investments would be consistent with at least one component of the


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                  Fund's investment objective of maximizing real return (i.e., seeking income). Therefore, the Fund does not believe that additional disclosure is necessary.

COMMENT 14        IN THE SECTION ENTITLED "INVESTMENT ADVISORY SERVICES -
                  PORTFOLIO MANAGEMENT," PLEASE DELETE THE WORDS "WITHOUT
                  NOTICE" FROM THE FOLLOWING SENTENCE: "THE COMPOSITION OF THE
                  TEAM MAY CHANGE WITHOUT NOTICE FROM TIME TO TIME."

Response 14       The Fund respectfully submits that the disclosure is
                  consistent with the requirements of Form N-1A and opts to retain the disclosure. Item 5(a)(2) of Form N-1A requires disclosure of the persons "primarily responsible for the day-to-day management of the Fund's portfolio ('Portfolio
                  Manager')" and Item 15(a) of Form N-1A requires certain disclosure regarding such persons' management of other accounts. The Fund is managed by a team of investment professionals. The team may be comprised both of persons
                  "primarily responsible for the day-to-day management of the Fund's portfolio" (any such persons are disclosed under Item
                  5(a)(2) and Item 15(a)) and persons who are not. The referenced disclosure states that the composition of each team may change without notice from time to time. We note supplementally that, notwithstanding the Fund's disclosure that team members may change without notice, to the extent that a team member with primary responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its Prospectus and its Statement of Additional Information with the information required by Item
                  5(a)(2) and Item 15(a) for such team member.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

COMMENT 15        IN THE "INVESTMENT OBJECTIVE, INVESTMENT STRATEGIES AND RISKS
                  -- PREFERRED STOCK" SECTION OF THE STATEMENT OF ADDITIONAL
                  INFORMATION, IF THE FUND INTENDS TO INVEST IN AUCTION RATE
                  PREFERRED STOCK, PLEASE ADD RELEVANT RISK DISCLOSURE OF SUCH
                  INVESTMENTS.

Response 15       The Fund does not currently intend to invest in such
                  securities, thus the Fund does not believe that additional disclosure is necessary.

COMMENT 16        PLEASE ADD THE SUBSTANCE OF THE INFORMATION LOCATED IN THE
                  SECTION OF THE STATEMENT OF ADDITIONAL INFORMATION ENTITLED
                  "STRATEGIC TRANSACTIONS -- COMBINED TRANSACTIONS" TO THE
                  PROSPECTUS.

Response 16       As entering into combined derivative transactions is not a principal investment strategy of the Fund, the Fund respectfully submits that no additional disclosure related to such transactions is necessary in the prospectus.

COMMENT 17        RESTRICTION 3 INDICATES THAT THE FUND WILL NOT CONCENTRATE ITS
                  INVESTMENTS: "EXCEPT (a) EXCLUDING SECURITIES ISSUED OR
                  GUARANTEED BY THE U.S. GOVERNMENT AND ITS AGENCIES AND
                  INSTRUMENTALITIES OR SECURITIES OF STATE AND MUNICIPAL


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                  GOVERNMENTS OR THEIR POLITICAL SUBDIVISIONS." PLEASE DELETE
                  THE WORD "EXCLUDING."

Response 17       The Fund has deleted the word "excluding" as requested.

                                      * * *

         In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement, and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions concerning our responses to your comments, please direct them to Debra Rubano at (212) 296-6993 or the undersigned at (312) 407-0863.


                                    Sincerely,

                                    /s/ Charles B. Taylor